UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

SCIENTIFIC GAMES CORPORATION
(Name of Issuer)
CLASS A COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)
80874P109
(CUSIP Number)
March 23, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐  Rule 13d-1(b)
☒  Rule 13d-1(c)
☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80874P109
(1)	Names of Reporting Persons Park West Asset Management LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
	Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	5,670,000*
		(6) Shared Voting Power	0
		(7) Sole Dispositive Power	5,670,000*
		(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,670,000*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):		☐
(11)	Percent of Class Represented by Amount in Row (9) 6.6%*
(12)	Type of Reporting Person (See Instructions) IA
* The beneficial ownership percentage is based upon 85,524,157 shares of Class A common stock, $0.01 par value per share (“Class A Common Stock”), of Scientific Games Corporation, a Delaware corporation (the “Company”), deemed issued and outstanding as of March 23, 2015, based on information reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission on March 17, 2015.  Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, together with PWIMF, the “PW Funds”).  As of March 23, 2015, PWIMF held 292,270 shares of Class A Common Stock and options to acquire 4,533,200 additional shares of Class A Common Stock from other stockholders of the Company, all of which are currently exercisable.  As of March 23, 2015, PWPI held 52,730 shares of Class A Common Stock and options to acquire 791,800 additional shares of Class A Common Stock from other stockholders of the Company, all of which are currently exercisable.  PWAM, as the investment manager to the PW Funds, and Peter S. Park, as the sole member and manager of PWAM (“Mr. Park”), may be deemed to beneficially own the 345,000 shares of Class A Common Stock and the options to acquire 5,325,000 additional shares of Class A Common Stock.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park are deemed to beneficially own 5,670,000 shares of Class A Common Stock, or 6.6% of the shares of Class A Common Stock deemed to be issued and outstanding as of March 23, 2015.

CUSIP No. 80874P109
(1)	Names of Reporting Persons Peter S. Park
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States of America
	Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	5,670,000*
		(6) Shared Voting Power	0
		(7) Sole Dispositive Power	5,670,000*
		(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 5,670,000*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):		☐
(11)	Percent of Class Represented by Amount in Row (9) 6.6%*
(12)	Type of Reporting Person (See Instructions) IN
* The beneficial ownership percentage is based upon 85,524,157 shares of Class A common stock, $0.01 par value per share (“Class A Common Stock”), of Scientific Games Corporation, a Delaware corporation (the “Company”), deemed issued and outstanding as of March 23, 2015, based on information reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission on March 17, 2015.  Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, together with PWIMF, the “PW Funds”).  As of March 23, 2015, PWIMF held 292,270 shares of Class A Common Stock and options to acquire 4,533,200 additional shares of Class A Common Stock from other stockholders of the Company, all of which are currently exercisable.  As of March 23, 2015, PWPI held 52,730 shares of Class A Common Stock and options to acquire 791,800 additional shares of Class A Common Stock from other stockholders of the Company, all of which are currently exercisable.  PWAM, as the investment manager to the PW Funds, and Peter S. Park, as the sole member and manager of PWAM (“Mr. Park”), may be deemed to beneficially own the 345,000 shares of Class A Common Stock and the options to acquire 5,325,000 additional shares of Class A Common Stock.  As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWAM and Mr. Park are deemed to beneficially own 5,670,000 shares of Class A Common Stock, or 6.6% of the shares of Class A Common Stock deemed to be issued and outstanding as of March 23, 2015.

CUSIP No. 80874P109
(1)	Names of Reporting Persons Park West Investors Master Fund, Limited
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Cayman Islands
	Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power	4,825,470*
		(6) Shared Voting Power	0
		(7) Sole Dispositive Power	4,825,470*
		(8) Shared Dispositive Power	0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,825,470*
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):		☐
(11)	Percent of Class Represented by Amount in Row (9) 5.6%*
(12)	Type of Reporting Person (See Instructions) CO
* The beneficial ownership percentage is based upon 85,524,157 shares of Class A common stock, $0.01 par value per share (“Class A Common Stock”), of Scientific Games Corporation, a Delaware corporation (the “Company”), deemed issued and outstanding as of March 23, 2015, based on information reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission on March 17, 2015.  As of March 23, 2015, Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”) holds 292,270 shares of Class A Common Stock and options to acquire 4,533,200 additional shares of Class A Common Stock from other stockholders of the Company, all of which are currently exercisable.  As a result of the foregoing, PWIMF is deemed to beneficially own 5.6% of the shares of Class A Common Stock deemed to be issued and outstanding as of March 23, 2015.

Item 1(a).  Name Of Issuer.  Scientific Games Corporation (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices. 6650 S. El Camino Road Las Vegas, Nevada 89118
Item 2(a).  Name of Person Filing.

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company that is the holder of 292,270 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of the Company and options to acquire 4,533,200 additional shares of Class A Common Stock from other stockholders of the Company, all of which are currently exercisable, reported on this Schedule 13G, and (b) Park West Partners International, Limited (“PWPI” and, together with PWIMF, the “PW Funds”), a Cayman Islands exempted company that is the holder of 52,730 shares of Class A Common Stock and options to acquire 791,800 additional shares of Class A Common Stock from other stockholders of the Company, all of which are currently exercisable, reported on this Schedule 13G; (ii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park”); and (iii) PWIMF (collectively with Mr. Park and PWAM, the “Reporting Persons”).

The 345,000 shares of Class A Common Stock and the options to acquire 5,325,000 additional shares of Class A Common Stock held in the aggregate by the PW Funds, which constitute 6.6% of the shares of Class A Common Stock deemed to be outstanding as of March 23, 2015, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.

As of March 23, 2015, PWIMF holds 292,270 shares of Class A Common Stock and options to acquire 4,533,200 additional shares of Class A Common Stock from other stockholders of the Company, all of which are currently exercisable, constituting 5.6% of the shares of Class A Common Stock deemed to be issued and outstanding as of such date.

Item 2(b). Address of Principal Business Office or, if None, Residence. The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship. PWAM is organized under the laws of the State of Delaware. Mr. Park is a citizen of the United States. PWIMF is a Cayman Islands exempted company.
Item 2(d). Title of Class of Securities. Class A Common Stock, $0.01 par value per share

Item 2(e). CUSIP No. 80874P109

Item 3. If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.  Ownership.

As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:

(a)	Amount Beneficially Owned:		5,670,000*

(b)	Percent of Class:		6.6%*

(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote	5,670,000*

	(ii)	shared power to vote or to direct the vote	0

	(iii)	sole power to dispose or to direct the disposition of	5,670,000*

	(iv)	shared power to dispose or to direct the disposition of	0

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:

(a)	Amount Beneficially Owned:		4,825,470*

(b)	Percent of Class:		5.6%*

(c)	Number of Shares as to which the person has:

	(i)	sole power to vote or to direct the vote	4,825,470*

	(ii)	shared power to vote or to direct the vote	0

	(iii)	sole power to dispose or to direct the disposition of	4,825,470*

	(iv)	shared power to dispose or to direct the disposition of	0

* This Schedule 13G is being jointly filed by (i) PWAM, a Delaware limited liability company and the investment manager to (a) PWIMF, a Cayman Islands exempted company that is the holder of 292,270 shares of Class A Common Stock and options to acquire 4,533,200 additional shares of Class A Common Stock from other stockholders of the Company, all of which are currently exercisable, reported on this Schedule 13G, and (b) PWPI, a Cayman Islands exempted company that is the holder of 52,730 shares of Class A Common Stock and options to acquire  791,800 additional shares of Class A Common Stock from other stockholders of the Company, all of which are currently exercisable, reported on this Schedule 13G; (ii) Peter S. Park, as the sole member and manager of PWAM; and (iii) PWIMF.

As of March 23, 2015, PWIMF holds 292,270 shares of Class A Common Stock and options to acquire 4,533,200 additional shares of Class A Common Stock from other stockholders of the Company, all of which are currently exercisable, constituting 5.6% of the shares of Class A Common Stock deemed to be issued and outstanding as of such date.

The 345,000 shares of Class A Common Stock and the options to acquire 5,325,000 additional shares of Class A Common Stock held in the aggregate by the PW Funds, which constitute 6.6% of the Class A Common Stock deemed to be outstanding as of March 23, 2015, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.  The foregoing beneficial ownership percentages are based upon 85,524,157 shares of Class A Common Stock deemed issued and outstanding as of March 23, 2015, based on information reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the Securities and Exchange Commission on March 17, 2015.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

    Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

Not Applicable.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 27, 2015

/s/	Peter S. Park
Peter S. Park

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED
By: Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of Class A common stock, $0.01 par value per share, of Scientific Games Corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G.  In evidence thereof, the undersigned hereby execute this agreement this 27th day of March, 2015.

/s/	Peter S. Park
Peter S. Park

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED
By: Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer